UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	Check if an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2)

MUFG UNION BANK, N.A.

(Exact name of Trustee as specified in its charter)

94-0304228

I.R.S. Employer Identification No.

1251 Avenue of the Americas New York, New York	10020
(Address of principal executive offices)	(Zip Code)

General Counsel

MUFG Union Bank, N.A.

1251 Avenue of the Americas

New York, New York 10020

(212) 782-4009

(Name, address and telephone number of agent for service)

Encore Capital Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	48-1090909
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3111 Camino Del Rio North, Suite 103 San Diego, California	92108
(Address of Principal Executive Offices)	(Zip Code)

Encore Capital Europe Finance Limited

(Exact name of registrant as specified in its charter)

Jersey
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3111 Camino Del Rio North, Suite 103 San Diego, California	92108
(Address of Principal Executive Offices)	(Zip Code)

4.50% Exchangeable Senior Notes due 2023

(Title of the indenture securities)

FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.

a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers.

Trustee is authorized to exercise corporate trust powers.

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.

None.

Items 3-15	Items 3-15 are not applicable.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1.	A copy of the Articles of Association of the Trustee now in effect. *

2.	A copy of the certificate of corporate existence of the Trustee. **

3.	A copy of the certificate of corporate existence and fiduciary powers of the Trustee. **

4.	A copy of the existing By-Laws of the Trustee, or instruments corresponding thereto. *

5.	A copy of each Indenture referred to in Item 4, if the obligor is in default. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939. Attached as Exhibit 6.

7.	A copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority. Attached as Exhibit 7.

8.	A copy of any order pursuant to which the foreign Trustee is authorized to act as sole Trustee under indentures qualified or to be qualified under the Trust Indenture Act of 1939. Not applicable.

9.	Foreign trustees are required to file a consent to service process of Form F-X [§269.5 of this chapter]. Not applicable.

*	Incorporated by reference to the exhibit of the same number to the Trustee’s Form T-1 filed as exhibit 25.1 to the Form S-3ASR dated November 6, 2015 of file number 333-207870.
**	Incorporated by reference to the exhibit of the same number to the Trustee’s Form T-1 filed as exhibit 25.1 to the Form S-3 dated July 30, 2013 of file number 333-190256.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, MUFG Union Bank, N. A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Los Angeles, State of California on the 17th day of July, 2018.

MUFG Union Bank, N.A.

By:	/s/ Melonee Young
Melonee Young
Vice President

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